May 20, 2008

United States Securities & Exchange Commission

Attn: Jason Niethamer

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Niethamer:

The following are our responses to the letter from Stephen Krikorian dated May 6, 2008. We have included each of your comments, followed by our response, in the same order and using the same numbering as the April 1, 2008 letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Item 15. Exhibits and Financial Statement Schedules, page 40

1.

Please refer to prior comment number 1. Elaborate on how the EMC contract had no impact on net earnings or earnings per share and tell us how you accounted for the agreement, including the journal entries recorded. Please also tell us how you determined that the impact of the EMC contract on your cash flow from investing activity was not material, when cash flows from the agreement appear to represent 9.5% and 7.7% of cash flow from investing activity for 2006 and 2007, respectively.

Acxiom response: The EMC arrangement was accounted for as a software development arrangement funded or partially funded by others. The accounting literature that was followed was SOP 97-2, paragraph 73. We determined that the arrangement did not fall under the scope of SFAS 68 because the technological feasibility of the project had been established prior to entering into the EMC arrangement. Therefore, the appropriate literature is SOP 97-2, paragraph 73. Under paragraph 73, any income from the funding party under a funded software development arrangement should be credited first to the amount of the development costs capitalized, with any excess being deferred and credited against future amounts that subsequently qualify for capitalization. Any deferred amount remaining after the project is completed should be credited to income. The impacts of the EMC contract were fully disclosed in note 8 to the consolidated financial statements.

We received the first payment from EMC of $20 million during the quarter ended December 31, 2005. The entry upon receipt was to debit cash for $20 million, credit capitalized software for $19.6 million (the amount on the balance sheet related to the development project), and credit an accrued liability for $0.4 million to be offset against future capitalized development costs. In the quarter ended March 31, 2006, additional development costs were incurred and capitalized, and we then debited the accrued liability for $0.4 million and credited capitalized software $0.4 million.

In the quarter ended June 30, 2006 we received $5 million from EMC. By this time additional development costs had been incurred and capitalized, so the entry was to debit cash for $5 million and credit capitalized software for $5 million.

In the quarter ended September 30, 2006 we received an additional $5 million from EMC. The entry was to debit cash for $5 million and credit capitalized software for $3.7 million to offset the balance of capitalized costs, with the remaining credit of $1.3 million to an accrued liability account. In the quarter ended December 31, 2006, additional development costs had been incurred and capitalized, and therefore we debited the accrued liability for $1.3 million and credited capitalized software for $1.3 million.

In summary, the entire $30 million received from EMC was ultimately credited against capitalized costs related to the software development project. There was no excess credit at the end of the project to credit to income.

In determining whether the EMC contract needed to be attached as an exhibit to our filing, the disclosure committee focused primarily on the materiality of the contract to our income statement. As discussed above, the contract had no impact on our revenues, operating income, net earnings, or earnings per share. The committee focused secondarily on the balance sheet and cash flow impacts of the contract. As you point out, the cash flow impacts represented approximately 9.5% and 7.8% of our investing cash flows in 2006 and 2007. The committee believed that an amount that was less than 10% of investing cash flow, but which had no impact on the income statement, was still not material. Additionally, the committee considered the fact that the cash flow impact would be offset by incremental development costs in fulfilling the contract.

As we disclosed in our December 31, 2007 Form 10-Q, and as will be more fully discussed in our upcoming Form 10-K for the year ended March 31, 2008, EMC did not exercise its option to acquire the division responsible for the development of the software, and the parties have negotiated an amendment to the agreement under which EMC will pay us an additional $2 million during the first quarter of our fiscal 2009. This amount will also be credited against capitalized software.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.

We note your response to prior comment number 3. Tell us if the approximate 44% decrease in deferred revenue during fiscal year 2008 is a result of the one large outsourcing customer choosing to purchase hardware itself outside of your outsourcing arrangement or if additional outsourcing customers have chosen to also purchase hardware outside of your outsourcing arrangements. Additionally, tell us more about the "natural run-off of prior deferred revenue" and whether there is any anticipated impact to future sales revenue as a result of this run-off. In this regard, explain why your outsourcing customers purchasing hardware from alternative sources is not a trend that should be disclosed within your MD&A to inform readers about the potential variability in earnings. Revise future filings accordingly.

Acxiom response: Approximately $32 million of the $49 million decrease in deferred revenue is related to the one large outsourcing customer to which we referred in our previous response. The decline in deferred revenue was due to the normal recognition of previously deferred amounts which were not replaced by new deferred revenue. Our contract with this customer was amended effective April 1, 2007 such that any hardware purchases under the outsourcing agreement are passed through directly to the customer. We have evaluated the accounting for these purchases under EITF 99-19 and concluded that it is appropriate for these transactions to be accounted for on a net basis under the terms of the amended arrangement. We have not experienced similar contract changes from other outsourcing customers. We agree that this trend should be disclosed and it will be included in our upcoming Form 10-K for the year ended March 31, 2008.

Approximately $9 million of the remaining decrease in deferred revenue relates to an additional outsourcing customer with which we renegotiated our agreement during the fourth quarter of fiscal 2008. As a result of the renegotiation, we have determined deferred costs associated with this agreement to be impaired and have written them down during the fourth quarter of fiscal 2008, offset by the $9 million deferred revenue associated with this contract, which has also been written off. This information will also be disclosed in our upcoming Form 10-K for the year ended March 31, 2008.

With regard to the remainder of our deferred revenue decrease, we do not believe that the natural run-off of deferred revenue represents any kind of trend, nor do we expect any material impact to future revenues as a result of this run-off. Deferred revenue naturally decreases as revenue is recognized under the related contracts. Deferred revenue increases when there are new contracts with up-front billing in excess of amounts that can be recognized under the arrangements, or additional billing under existing arrangements in excess of amounts that can be recognized as revenue, and the increases in the deferred revenue occur sporadically, with no predictable pattern. All new contracts do not necessarily have deferred revenue, depending on the individual arrangements with each customer.

We believe the above responses address all of your comments. However, if you have further comments or need additional information, you can reach me at 501-342-1830 or you may call Wayne Gregory at 501-342-1204.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosures in our filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher W. Wolf
Christopher W. Wolf
Chief Financial Officer

4